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                             July 18, 2022

       Jun Wang
       Chief Executive Officer
       Yubo International Biotech Limited
       Room 105, Building 5, 31 Xishiku Avenue
       Xicheng District, Beijing, China

                                                        Re: Yubo International
Biotech Limited
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed July 8, 2022
                                                            File No. 333-255805

       Dear Mr. Wang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1 filed July 8, 2022

       Prospectus Summary
       Corporate Overview, page 3

   1. We note your disclosure in the corporate structure diagram that refers to "control documents" with respect
to the VIE. Please revise this description so that you do not imply that the
contractual agreements are equivalent to equity ownership in the business of the VIE. Refer to
comment 7 in our letter dated May 16, 2022.
 Jun Wang
Yubo International Biotech Limited
July 18, 2022
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,
FirstName LastNameJun Wang
                                                        Division of Corporation
Finance
Comapany NameYubo International Biotech Limited
                                                        Office of Life Sciences
July 18, 2022 Page 2
cc:       Barbara A. Jones, Esq.
FirstName LastName